# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROBLOX CORP, CIK 0001315098
CUSIP: 771049103
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 3150 SOUTH DELAWARE STREET, SAN MATEO, California (CA), 94403
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000315066-25-000833
Filed by CIK 0000315066

## Reporting persons
- FMR LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 77,216,504; shared voting power 0; sole dispositive power 79,723,712.84; shared dispositive power 0; aggregate amount beneficially owned 79,723,712.84 (11.9% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 79,723,712.84; shared dispositive power 0; aggregate amount beneficially owned 79,723,712.84 (11.9% of the class)

## Item 1. Issuer
Name of issuer: ROBLOX CORP
Address of issuer's principal executive offices: 3150 SOUTH DELAWARE STREET,SAN MATEO,CA,USA,94403

## Item 2. Person Filing
Name of person filing: FMR LLC
Address of principal business office or, if none, residence: 245 Summer Street, Boston, Massachusetts 02210
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 79723712.84
Percent of class: 11.9
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 79723712.84
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of ROBLOX CORP. No one other person's interest in the CLASS A COMMON STOCK of ROBLOX CORP is more than five percent of the total outstanding CLASS A COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

## Signatures
- FMR LLC: Richard Bourgelas, Duly authorized under Power of Attorney effective as of April 13, 2026, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (07/07/2026)
- Abigail P. Johnson: Richard Bourgelas, Duly authorized under Power of Attorney effective as of April 13, 2026, by and on behalf of Abigail P. Johnson* (07/07/2026)
Comment: *This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on April 29,2026, accession number: 0000315066-26-000738.